Exhibit (g) (7)

WESTCORE TRUST

AMENDMENT NO.4
TO CUSTODY AGREEMENT

October 6, 2004

The Bank of New York
One Wall Street
New York, NY 10286

Dear Sirs:

The purpose of this letter is to confirm that the undersigned, Westcore Trust (the "Trust"), a Massachusetts business trust, hereby appoints The Bank of New York ("BONY") to act as custodian of the property belonging to its Small-Cap Value Fund on the terms and conditions set forth in the Custody Agreement ("Agreement") between the Trust and BONY, dated as of October 1, 1999, and for the compensation as agreed upon in writing from time to time by the Trust and BONY. Please sign below to accept this appointment and to agree that the Agreement is hereby amended to provide that BONY shall act as the custodian for the Trust's Small-Cap Value Fund in accordance with the foregoing.

Very truly yours,

WESTCORE TRUST

By: /s/ Jasper R. Frontz

Accepted:

The Bank of New York

By:  /s/ Edward McGann
        Name: Edward McGann
        Title: Vice President